1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2014

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: December 10, 2014	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC November 2014 Revenue Report

Hsinchu, Taiwan, R.O.C. – Dec. 10, 2014 – TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenues for November 2014: On a consolidated basis, revenues for November 2014 were approximately NT$72.28 billion, a decrease of 10.5 percent from October 2014 and an increase of 63.0 percent over November 2013. Revenues for January through November 2014 totaled NT$693.30 billion, an increase of 26.7 percent compared to the same period in 2013.

TSMC Revenue Report (Consolidated):

(Unit: NT$ million)

Period	November 2014	October 2014	M-o-M Increase (Decrease) %	November 2013	Y-o-Y Increase (Decrease) %	January to November 2014	January to November 2013	Y-o-Y Increase (Decrease) %
Net Revenues	72,275	80,736	(10.5)	44,330	63.0	693,296	547,343	26.7

TSMC Spokesperson: Lora Ho Senior VP & CFO Tel: 886-3-505-4602	TSMC Acting Spokesperson: Elizabeth Sun Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	For Further Information: Michael Kramer Project Manager PR Department Tel: 886-3-563-6688 Ext. 7125031 Mobile: 886-988-931352 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

December 10, 2014

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of November 2014.

1. Sales volume (in NT$ thousands)

Period	Items	2014	2013
Nov.	Net sales	72,274,532	44,329,997
Jan.-Nov.	Net sales	693,296,275	547,343,160

2. Funds lent to other parties (in NT$ thousands)

Lending Company	Limit of lending	Amount Drawn
		Bal. as of period end
TSMC Partners*	46,305,824	5,152,474
TSMC Solar**	678,052	—

*	Borrowers include TSMC Solar and TSMC Solid State Lighting, which are both TSMC’s subsidiaries.
**	The borrower is TSMC Solar North America, a wholly-owned subsidiary of TSMC Solar.

3. Endorsements and guarantees (in NT$ thousands):

Guarantor	Limit of guarantee	Amount
		Bal. as of period end
TSMC*	239,104,902	46,558,500

*	The guarantees were provided to TSMC Global and TSMC North America, which are both wholly-owned subsidiaries of TSMC.

4. Financial derivative transactions (in NT$ thousands)

For assets / liabilities denominated in foreign currencies.

•	TSMC

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	14,784,030	54,167,945
	Mark to Market Profit/Loss	(89,398)	(323,373)
	Unrealized Profit/Loss	(128,024)	(323,373)
Expired Contracts	Notional Amount	286,398,207	308,853,090
	Realized Profit/Loss	(322,159)	(543,633)
Equity price linked product (Y/N)		N	N

•	TSMC China

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	6,033,492	—
	Mark to Market Profit/Loss	(16,627)	—
	Unrealized Profit/Loss	(34,842)	—
Expired Contracts	Notional Amount	35,894,877	—
	Realized Profit/Loss	52,047	—
Equity price linked product (Y/N)		N	—

•	TSMC Solar

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	1,827,403	2,459,955
	Mark to Market Profit/Loss	11,669	18,063
	Unrealized Profit/Loss	15,600	13,998
Expired Contracts	Notional Amount	13,753,006	22,491,389
	Realized Profit/Loss	23,731	13,062
Equity price linked product (Y/N)		N	N

•	TSMC Solid State Lighting

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	113,550	575,163
	Mark to Market Profit/Loss	1,068	5,056
	Unrealized Profit/Loss	1,306	5,615
Expired Contracts	Notional Amount	715,114	4,096,680
	Realized Profit/Loss	1,906	1,524
Equity price linked product (Y/N)		N	N

•	TSMC Global

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	—	—
	Mark to Market Profit/Loss	—	—
	Unrealized Profit/Loss	—	—
Expired Contracts	Notional Amount	66,930	—
	Realized Profit/Loss	819	—
Equity price linked product (Y/N)		N	—

•	TSMC Global

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	52,748,081	—
	Mark to Market Profit/Loss	(14,028,030)	—
	Unrealized Profit/Loss	(8,092,846)	—
Expired Contracts	Notional Amount	—	—
	Realized Profit/Loss	—	—
Equity price linked product (Y/N)		Y	—